TIME LENDING, CALIFORNIA, INC.
1040 E. Katella Ave., Suite B1
   Orange, California 92867
         (714) 288-5901

         September 29, 2005

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: TIME LENDING, CALIFORNIA, INC. (THE "COMPANY")
FORM 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2004
FILED OCTOBER 13, 2004
FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2005
FILED ON MAY 16, 2005
FILE NO. 333-59114
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Dear Mr. Spirgel:

The Company responds to the Staff's comment letter dated September 13,
2005. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto.

Form 10-KSBfor the year ended June 30, 2004
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Consolidated Statement of Stockholders’ Equity (Deficit), page F-6
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1.         The shares of stock issued for cash were at the amount that was received in cash for the stock.
     The stocks issued to the employees for compensation were set at $.04 by management as estimated fair value of the services.

Notes to Consolidated Financial Statements
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Note 1. Organization and Presentation

Revenue Recognition, Page F-7
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2.   We have corrected the wording for Revenue Recognition.

“Revenue Recognition

Marketing Income is from direct mail marketing projects and is recorded when the project is completed and shipped. Prices are agreed between the Company and its customer at the time of the order. Shipment is usually within 3-5 days from ordering.

Loan Fees are primarily mortgage origination fees for loans processed by the Company for its clients and various mortgage lenders. Revenue is recorded at the time of mortgage closing.

Real Estate Sales of income is fees for Company receiving fees as a Real Estate Agent and are recorded at the time the sale is closed.”

Net Earnings (Loss) per share, page F-8
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3.        We have corrected the wording in the Net Earnings (Loss) statement.
          “There are no outstanding options, warrants or securities convertible into common equity.”

Form 10-QSB for the quarter ended March 31, 2005
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4.	We have added the additional note to the quarterly report regarding the Note Receivable.
“Time Lending wrote a mortgage on February 3, 2005 for $26,000 secured by real property with the trustor being Gary La Puma, brother of Philip La Puma. The interest rate is 7.4% annual with monthly payments of $162.50 per month. Total loan to value is under 80% based on fee appraisal of the property.”

The Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael Pope, President